Exhibit 99.1

Oatly Group AB Announces Results of 2023 Extraordinary General Meeting

MALMÖ, Sweden, March 6, 2023 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced the results of its Extraordinary General Meeting of shareholders (the “EGM”) held on March 6, 2023.

The EGM adopted, inter alia, the following resolutions:

Resolution regarding amendments to the articles of association

The general meeting resolved, in accordance with the board of directors’ proposal, that the number of shares in the Company shall be no less than 500,000,000 and no more than 2,000,000,000.

The general meeting also resolved, in accordance with the board of directors’ proposal, that the share capital of the Company shall be no less than SEK 850,000 and no more than SEK 3,400,000.

Authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

The general meeting resolved, in accordance with the board of directors’ proposal, to revoke the previously given authorization and to authorize the board of directors, on one or more occasions during the period until the next annual general meeting, to resolve on new issue of shares and/or warrants and/or convertible bonds, corresponding to, in total, an amount of maximum USD 300,000,000 at the time of the issuances. The new issue of shares and/or warrants and/or convertible bonds may be performed with or without deviation from the shareholders’ preferential rights. The board of directors’ resolution may provide for payment in kind, payment against set-off and/or other terms.

For more detailed information regarding the content of the resolutions, please refer to the notice to the EGM and the complete proposals, which have previously been published and are available on the Company’s website, https://investors.oatly.com/corporate-governance/egm.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com.

Contact

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com